Exhibit 99.1

Medigus Sold Micro Cameras to Two Leading Defense Organizations

The company is engaged in advanced negotiations with several defense organizations for new R&D defense projects

OMER, Israel, July 19, 2019 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that ScoutCam, the company’s wholly-owned subsidiary, sold its micro cameras to two leading defense organizations.

In addition, the company is engaged in advanced negotiations with several defense organizations to finance multiple R&D defense projects that will allow the company to develop its new micro video camera-based products. These new products, which are expected to be developed through the negotiated R&D projects, will target the multimillion-dollar market for military defense products and could generate new opportunities for the company. It is expected that the new R&D projects, if ultimately signed and fully executed, may generate hundreds of thousands of dollars in revenue for the Company.

ScoutCam continues to expand its micro camera business into additional industries and sectors beyond the medical market, and, thanks to the capabilities and innovativeness of its products, demonstrates the company’s growth in the form of customer orders from various fields and new projects.

The development of these new unique and advanced products is made possible thanks to the company’s portfolio of micro video cameras, which includes both the micro ScoutCam™ 1.2 - considered the world’s smallest video camera - and ScoutCam™ 8.0 HD. ScoutCam’s technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. ScoutCam 8.0 HD was selected by NASA to be incorporated into NASA’s Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space in December 2018.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com